Pernix Group, Inc.

151 E. 22nd Street, Lombard, Illinois 60148

November 18, 2011

United States Securities and Exchange Commission

Jay E. Ingram

Legal Branch Chief

Division of Corporation Finance

Washington, D.C. 20549-4631

RE:	Pernix Group, Inc.
Registration Statement on Form S-1/A
Filed September 30, 2011
File No. 333-174539

Dear Mr. Ingram:

We have received your letter via U.S. Mail dated October 24, 2011 in reference to the subject noted above. The following are the company’s responses to your questions/comments. In addition to providing the Company’s responses to your comments, we have prepared Pre-effective Amendment No. 2 to Registration Statement No. 333-174539 on Form S-1.

SEC Comment #1:

Form S-1

General

1. Please explain why you believe that your filing is compliant with Item 501(b)(3) of Regulation S-K with respect to the primary offering of common stock. Clarify whether you intend to rely on Rule 430A for any information omitted from the filng at the time of effectiveness.

Pernix Group’s Response:

Pernix Group does not intend to rely on Rule 430A for any information omitted from the filing at the time of effectiveness. Pernix Group has revised the Registration Statement on Form S-1/A File Number 333-174539 to add the information required by item 501(b)(3) of Regulation S-K and the Company has increased the per unit public offering price to $8.00 per share. Specifically, we have added the underwriter’s discounts and commissions and the net proceeds the Company will receive. This information has been added on both a per unit and a total basis for the primary offering as presented in the table and footnote (3) below:

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering- Price Per Share (2)	Underwriter Fees (3)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	5,000,000	$8.00	N/A	$40,000,000.00	$4,644.50
Common Stock, par value $0.01 per share	9,403,697	$0.75	N/A	$7,052,772.75	$818.82

(3)     No underwriters have been solicited or engaged in connection with this primary offering. Therefore, no underwriter expenses or commissions have been deducted from the offering price to determine the net proceeds that will be available to the Company. Based on review of other similar filings, if an underwriter were to be engaged, we anticipate that the related commissions would result in approximately a 4% ($0.32 per share or $1.6 million) reduction in the amount of the proceeds, bringing the total proceeds to $38.4 million).

SEC Comment #2:

Form S-1

Sellng Stockholders, page 10

2. Refer to comment for of our letter dated June 20, 2011. It is unclear why Luxury Capital, Inc., Telebond Insurance, Inc., and Litra Holding AG are included in footnote (5) since they are not included in the tabular list of sellng stockholders. Please revise to clarify. Also, please note that footnote (5) in its entirety should precede footnote (6).

Pernix Group’s Response:

Luxury Capital, Inc., Telebond Insurance, Inc., and Litra Holding AG should not be separately listed in the tabular list of selling stockholders as these holders each own less than 1 percent of the stock. The shares held by the shareholders are included in the line entitled “Registered Shares of Other Shareholders” in the tabular listing of selling stockholders. We have removed them from the related footnote (6). In addition, we have corrected the numbering of the footnotes and ensured the entirety of the natural persons footnote was presented without interruption as footnote (6).

* * * * *

As a courtesy we have provided marked copies of the filing to expedite your review and have provided this cover letter tagged as correspondence that keys our responses to your comments and provides any requested information.

We understand that you may have additional comments after review of the amendment and responses to your comments.

We thank you for your comments and believe that we have adequately addressed them in our response and through necessary amendments of the registration statement.

Best Regards,

By:	/s/ Nidal Z. Zayed

Nidal Z. Zayed, President, Chief Executive Officer and Acting Chief Financial Officer

By:	/s/ Carol Groeber

Carol Groeber, Controller and Principal Accounting Officer

Cc: Mr. Edward Kelly

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

cc: Via E-Mail

Jeff Mattson, Esq.

Freeborn & Peters LLP

311 South Wacker Drive, Suite 3000

Chicago, IL 60606